UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00



10031699

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC Mail Processing Section
RECEIVED
AUG 16 2010
Wash., D.C.
211

SEC FILE NUMBER
8-65836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenai Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 I-40 West; Suite 245
(No. and Street)

Amarillo (City) TX (State) 79106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger W. Remling (806) 359-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens + Francis, LLC
(Name – *if individual, state last, first, middle name*)

301 S. Polk St.; Suite 800 (Address) Amarillo (City) TX (State) 79101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger W. Remling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenai Investments, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


ROBYN WHITNEY RICHARDSON
MY COMMISSION EXPIRES
August 6, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2010 and 2009

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2010 and 2009

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Balance Sheets	2
Statements of Income and Comprehensive Income	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	13
SUPPLEMENTARY INFORMATION	
Supplementary Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	14
Determination of Reserve Requirements Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	15
Reconciliation of Supplementary Schedule 1 of Computation of Net Capital Pursuant to Rule 15c3-1 with Company's Computation	16


DP&F
DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kenai Investments, Inc. as of June 30, 2010 and 2009, and the related statements of income and comprehensive income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenai Investments, Inc. at June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, L.L.C.

Doshier, Pickens & Francis, LLC
August 11, 2010

KENAI INVESTMENTS, INC.
BALANCE SHEETS
June 30, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	$ 388	$ 10,470
Clearing deposit	10,000	10,000
Marketable securities	10,054	5,786
Accounts receivable	2,500	-
Prepaid expenses	5,834	-
Total Current Assets	28,776	26,256
OTHER ASSETS		
Deposits	650	1,609
Deferred income tax benefit	4,300	4,662
Total Other Assets	4,950	6,271
Total Assets	$ 33,726	$ 32,527
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,494	$ 1,613
Income taxes payable	-	698
Total Liabilities	2,494	2,311
STOCKHOLDER'S EQUITY		
Common stock, $.003 par value, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	30,000	30,000
Retained earnings	10,342	12,427
Accumulated other comprehensive income:		
Unrealized losses on securities, net of income tax	(9,110)	(12,211)
Total Stockholder's Equity	31,232	30,216
Total Liabilities and Stockholder's Equity	$ 33,726	$ 32,527

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For Years Ended June 30, 2010 and 2009

	2010	2009
REVENUE		
Brokerage and other fees	$ 103,040	$ 82,375
Realized gain	1,389	-
Interest income	44	55
Other income	-	4,750
Total Revenue	104,473	87,180
GENERAL AND ADMINISTRATIVE EXPENSES	106,743	67,837
Total Expenses	106,743	67,837
Income (Loss) Before Provision for Income Taxes	(2,270)	19,343
PROVISION (BENEFIT) FOR INCOME TAXES	(185)	3,038
NET INCOME (LOSS)	(2,085)	16,305
OTHER COMPREHENSIVE INCOME		
Unrealized gains (losses) on marketable securities		
Amount arising during the year	3,648	(10,022)
Less: income tax effect	(547)	1,503
Total Other Comprehensive Income	3,101	(8,519)
COMPREHENSIVE INCOME	$ 1,016	$ 7,786

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended June 30, 2010 and 2009

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount			
Balance at June 30, 2008	10,000,000	$ 30,000	$ (3,878)	$ (3,692)	$ 22,430
Net Income (Loss)	-	-	16,305	(8,519)	7,786
Balance at June 30, 2009	10,000,000	30,000	12,427	(12,211)	30,216
Net Income (Loss)	-	-	(2,085)	3,101	1,016
Balance at June 30, 2010 (Deficit)	10,000,000	$ 30,000	$ 10,342	$ (9,110)	$ 31,232

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For Years Ended June 30, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (2,085)	$ 16,305
Adjustment to reconcile net income (loss) to net cash used by operating activities:		
Amortization expense	-	50
(Increase) decrease in deferred income tax benefit	(185)	2,336
Realized gain on marketable securities	(1,389)	-
(Increase) decrease in accounts receivable	(2,500)	-
(Increase) decrease in prepaid expenses	(5,834)	-
Increase (decrease) in accounts payable	881	(9,184)
Increase (decrease) in income taxes payable	(698)	698
Cash Provided (Used) by Operating Activities	(11,810)	10,205
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	-	(3,544)
Proceeds from sale of marketable securities	769	-
(Increase) decrease in deposits	959	(500)
Cash Provided (Used) by Investing Activities	1,728	(4,044)
NET INCREASE (DECREASE) IN CASH	(10,082)	6,161
CASH BALANCE AT BEGINNING OF YEAR	10,470	4,309
CASH BALANCE AT END OF YEAR	$ 388	$ 10,470

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR FOR:		
Interest	$ 41	$ 234
Income taxes	$ 698	$ -

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2010 and 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Kenai Investments, Inc. was incorporated on February 3, 2003. The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on June 6, 2003. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the year ended June 30, 2010.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed during the years ended June 30, 2010 and 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Equipment

The Company records equipment at cost. Improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts and any gain or loss is included in operations.

Depreciation expense is computed using the declining balance method over the estimated useful lives of the assets which are as follows:

Furniture and equipment	3 years

Amortization Expense

The Company amortizes organization and start-up costs using the straight-line method over five years. The original costs of $3,300 have been fully amortized.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended June 30, 2010 and 2009 was $3,481 and $1,938, respectively.

Continued

KENAI INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2010 and 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continuation

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If accounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company adopted the provisions of FASB ASC 740-10-25 (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* [FIN 48]) on July 1, 2009. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The implementation of FIN 48 had no impact on the Company's financial statements. Management does not believe there are any material uncertain tax positions and, accordingly, has not recognized any liability for uncertain tax positions. For the year ended June 30, 2010, there were no interest or penalties recorded or included in the Company's financial statements.

NOTE 2 – MARKETABLE SECURITIES

The Company's marketable securities are recorded at fair value in the consolidated balance sheet. The fair value of the marketable securities is based on the quoted market price. A comparison of the carrying value of the financial instrument is as follows:

June 30, 2010	Carrying Value	Fair Value
Manitowoc Company Inc. (1,100 shares)	$ 20,515	$ 10,054

June 30, 2009	Carrying Value	Fair Value
Manitowoc Company Inc. (1,100 shares)	$ 20,515	$ 5,786

NOTE 3 – PREPAID EXPENSES

At June 30, 2010, the Company's prepaid expenses consisted of prepaid rent of $5,833.

NOTE 4 – EQUIPMENT

	2010	2009
Furniture and fixtures	$ 1,582	$ 1,582
Less accumulated depreciation	(1,582)	(1,582)
	$ -	$ -

NOTE 5 – NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2010, the Company had net capital of $18,740 and a minimum net capital requirement of $5,000.

NOTE 6 – LEASES

In August 2005, the Company entered into a related party lease agreement for office equipment which is renewable on an annual basis at $1,000 per month.

In May 2010, the Company entered into a lease agreement for office space. The monthly payments are $721 and the lease expires in April 2011. However, there was a provision in the agreement stating that if the Company paid the entire lease in advance, it would be at a discounted rate. On April 26, 2010, Kenai Investments, Inc. paid $7,000 for the term of the lease.

Total rental expense for the years ended June 30, 2010 and 2009 was $18,444 and $31,985, respectively.

KENAI INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2010 and 2009

NOTE 7– INCOME TAXES

The provision for federal income taxes for the years ended June 30, is as follows:

	2010	2009
Current	$ -	$ 702
Deferred	362	833
Provision (Benefit) for Income Tax	$ 362	$ 1,535

The difference between the effective rate and the statutory rate (15%) can be attributed to the following:

	2010	2009
Federal tax at statutory rates	$ 207	$ 1,398
Non-deductible expenses and adjustments	155	137
	$ 362	$ 1,535

Deferred income tax expense results from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and the tax effect of each are as follows:

	2010	2009
Tax Benefit:		
Unrealized losses	$ 1,569	$ 2,116
Capital loss carryforward	2,338	2,546
Net operating loss carryforward	393	-
Total Net Deferred Income Tax Benefit	$ 4,300	$ 4,662

NOTE 8 – FAIR VALUE MEASUREMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective period ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective period ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at June 30, 2010 and 2009. There have been no significant changes in methodology for estimating fair value of the Company's financial instruments since June 30, 2010.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Continued

NOTE 8 – FAIR VALUE MEASUREMENTS – Continuation

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (disclosures required by the Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Accounts receivable

The carrying amounts of accounts receivable approximates its fair value because of the short maturity of these instruments.

Investments in equity securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of June 30, 2010 and 2009:

	Total	(Level 1)	(Level 2)	(Level 3)
June 30, 2010				
Investments in equity securities classified as available-for-sale	$ 10,054	$ 10,054	$ -	$ -
June 30, 2009				
Investments in equity securities classified as available-for-sale	$ 5,786	$ 5,786	$ -	$ -

NOTE 9 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10-25, *Subsequent Events* (formerly SFAS No. 165, *Subsequent Events* [SFAS 165]), the Company has evaluated subsequent events through August 11, 2010, the date which the financial statements were available to be issued. Management does not believe there are any material subsequent events that would be required to be disclosed in these financial statements.

SUPPLEMENTARY INFORMATION


DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
P.O. Box 9938
Amarillo, TX 79105-5938
806.373.3011
Fax: 806.376.8126
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audits of the basic financial statements of Kenai Investments, Inc. for the years ended June 30, 2010 and 2009 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, L.L.C.

Doshier, Pickens & Francis, LLC
August 11, 2010

KENAI INVESTMENTS, INC.
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2010 and 2009

Schedule 1

	2010	2009
Stockholder's equity from balance sheet	$ 31,232	$ 30,216
Less non-allowable assets from balance sheet	(10,784)	(6,271)
Less haircuts on securities computed pursuant to Rule 15c3-1	(1,708)	(868)
Net capital	18,740	23,077
Less minimum net capital requirements	(5,000)	(5,000)
Net Capital in Excess of Requirement	$ 13,740	$ 18,077

KENAI INVESTMENTS, INC.
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2010 and 2009

Schedule 2

Kenai Investments, Inc. carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

KENAI INVESTMENTS, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
June 30, 2010 and 2009

Schedule 3

	2010	2009
Balance per Company's computation	$ 18,740	$ 23,776
Effect of adjustment for income tax provision to Company's accounts	-	(699)
Balance per Schedule 1	$ 18,740	$ 23,077

DP&F
DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800 P.O. Box 9938
Amarillo, TX 79105-5938 806.373.3011
Fax: 806.376.8126 www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

In planning and performing our audit of the financial statements of Kenai Investments, Inc. as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered Kenai Investments' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies in Kenai Investments, Inc.'s internal control to be material weaknesses.

The company is operated by the sole stockholder and no other employees. With this organizational structure there are no internal controls that the Company could enact that would prove to be effective.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We did not identify any deficiencies in internal control that we consider to be significant deficiencies.

This communication is intended solely for the information and use of management, the SEC and FINRA, and is not intended to be and should not be used by anyone other than these specified parties.

Doshier, Pickens & Francis, L.L.C.

Doshier, Pickens & Francis, LLC

August 11, 2010